Exhibit 3

Part III: Manner of Operations

Item 11: Trading Services, Facilities and Rules

    a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

    JPB-X is an NMS Stock ATS that operates within JPMS as part of the Equities Division of the Commercial and Investment Bank in JPMC, of which JPMS is a subsidiary, and offers matching services in NMS stocks. JPB-X is a crossing system that matches non-displayed conditional orders, and crosses non-displayed firm-up orders, designated to receive either a volume-weighted average price or the closing price of the NMS stock being traded.

    b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?
    ☒ Yes   ☐ No
    If no, identify and explain any differences.

    c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

    JPB-X rejects (i) short sale exempt Firm/Conditional Orders, (2) short sale Firm/Conditional Orders designated for Close Price Match, (3) Firm/Conditional Orders priced at or above $1.00 per share if priced in a sub-penny increment, (4) Firm/Conditional Orders priced below $1.00 per share if priced in an increment of less than $.0001, (5) Firm/Conditional Orders that exceed limits imposed by JPMS pursuant to its obligations under SEC Rule 15c3-5, and (6) any order type and/or orders with any time-in-force instructions not identified in Part III, Item 7 above (for example, pegged orders).

    A Firm/Conditional Order is ineligible for matching in JPB-X unless the price, minimum quantity, and counterparty preference instructions (see Part III, Items 13-14) associated with the Firm/Conditional Order, if any, are satisfied. Conditional orders, but not firm orders, can have minimum match size requirements. As described in response to Part III, Item 9, a firm-up order is ineligible for execution in JPB-X during the order's applicable firm-up period.

VWAP Price Match Rules and Procedures:

When two or more conditional orders designated for VWAP Price Match on opposite sides are eligible for matching in JPB-X, JPB-X matches them based on one-to-one random matching logic and sends firm-up invitations to the algorithms/SOR or Subscribers (as described in response to Part III, Item 9). Specifically, when assessing all eligible conditional orders able to be matched, JPB-X will, beginning with the side with fewer orders, randomly choose one conditional order on one side and one conditional order on the other side. A conditional order routed by the algorithms/SOR or directly by a Subscriber can be cancelled by the algorithms/SOR or Subscriber, respectively, before the conditional order is matched. Short sale conditional orders are not eligible for matching when a price test under Rule 201 of Regulation SHO is in effect.

Once the firm-up period described in Part III, Item 9 has elapsed, JPB-X matches the firm-up orders it received during the firm-up period (subject to the eligibility criteria for the firm-up orders discussed above and the firm-up orders' participation instructions). If either firm-up order quantity is less than the firm-up invitation quantity, JPB-X will match the firm-up orders (for the quantity that will satisfy the smaller firm-up order) at the end of the match period and cancel back any residual (see example below). A pre-determined default match period commences upon the earlier of (i) JPB-X's receipt of firm-up orders corresponding to all firm-up invitations sent by JPB-X or (ii) the expiration of the firm-up period. The default match period is currently five minutes for all firm-up orders.

As noted above, for the VWAP Price Match, JPB-X will commence the five minute match period with a match quantity that will satisfy the smaller firm-up order. For example, JPB-X can match a Conditional Order to buy 1000 shares of ABC designated for the VWAP Price Match ("Order 1") with a Conditional Order to sell 500 shares of ABC designated for the VWAP Price Match ("Order 2") with a match quantity of 500 shares. If Order 1 firms up with 500 shares and Order 2 firms up with 300 shares, JPB-X will commence the five minute match period with a final match quantity of 300 shares. JPB-X will indicate the final match quantity of 300 shares on the firm-up order acknowledgement for Order 1 and Order 2 and will indicate the cancellation of 200 shares for Order 1 at the end of the match period.

During the match period, JPB-X monitors market data reported via the SIP (see Part III, Item 23) and any changes to parent order attributes. Once the match period elapses, JPB-X crosses the matched firm-up orders at the VWAP (if one exists and it is within the matched orders' price limits, if any), determined by JPB-X based on executed trades reported via the SIP during the match period. Trade prices reported pursuant to the UTP Plan with the following sale conditions will be excluded when calculating the VWAP for the match period: Cash Sale, Price Variation Trade, Bunched Sold Trade, Sold Last, Market Center Official Close, Prior Reference Price, Market Center Official Open, Seller, Form T, Extended trading hours (Sold Out of Sequence), Contingent Trade, Average Price Trade, Sold (out of sequence), Derivatively priced, Qualified Contingent Trade (QCT). Trade prices reported pursuant to the CTA Plan with the following sale conditions will be excluded when calculating the VWAP for the match period: Average Price Trade, Cash Trade (Same Day Clearing), Price Variation Trade, Sold Last (Late Reporting), Market Center Official Close, Prior Reference Price, Market Center Official Open, Seller, Extended Hours Trade, Extended Hours Sold (Out of Sequence), Contingent Trade, Sold (Out of Sequence), Derivatively Priced, and Qualified Contingent Trade. If there are no eligible trades in the security during the match period for VWAP Price Match firm-up orders and therefore a VWAP cannot be determined, the matched firm-up orders are cancelled without a fill.

In the event of (1) the cancellation of a firm-up order by the algorithms/SOR or a Subscriber that accesses JPB-X directly, (2) a response to a production issue, (3) the National Best Bid moving lower than or becoming equal to the limit of a matched sell order or the National Best Offer moving higher than or becoming equal to the limit of a matched buy order, (4) the triggering of a Rule 201 price test, or (5) the stock closing at the primary exchange, JPB-X will terminate the match period and issue partial fills before cancelling all matched firm-up orders. The quantity of a matched order's fill will be proportional to the duration of the match period and the price of the fill will be the VWAP over the duration of the match period (or, if a Rule 201 price test is in effect, at a price that is allowed by the rule). For example, if the full match quantity is 5,000 shares over five minutes and one of the firm-up orders is cancelled two minutes after the match period began, JPB-X will end the match period and will execute 2,000 shares. The price of the fill will be the VWAP over the duration of the match period up until the time of cancellation of the matched firm-up order.

JPB-X does not execute a cross in any NMS stock that is subject to a Halt (although, as described in response to Part III, Item 20, JPB-X will continue to accept Firm/Conditional Orders in such an NMS stock and instructions to modify, cancel, or replace Firm/Conditional Orders in that NMS stock). Firm-up orders that were matched but for which the match period has not elapsed are cancelled by JPB-X immediately after the Halt goes into effect. If a Halt in an NMS stock occurs during regular trading hours while a firm-up period for one or more conditional orders in that security is underway, JPB-X rejects any firm-up order received during the firm-up period while the halt is in place.

Close Price Match Rules and Procedures:

A conditional order routed by the algorithms/SOR or directly by a Subscriber can be cancelled by the algorithms/SOR or Subscriber, respectively, before the Close Price Match matching time.

Following the Close Price Match matching time (see response to Part III, Item 4), JPB-X (i) matches conditional orders designated for Close Price Match on opposite sides that are eligible for matching in JPB-X based on time priority and (ii) sends firm-up invitations to the algorithms/SOR or Subscribers (as described in response to Part III, Item 9). JPB-X does not accept conditional orders or amendments or cancellations of conditional orders after the Close Price Match matching time. JPB-X accepts firm-up orders and amendments to firm-up orders (to reduce quantity) after the Close Price Match matching time, during the firm-up period. JPB-X does not accept cancellations of firm-up orders designated for Close Price Match from the algorithms/SOR or Subscribers.

Once the firm-up period described in Part III, Item 9 has elapsed, JPB-X matches the firm-up orders designated for Close Price match received during the firm-up period (subject to the eligibility criteria for the firm-up orders discussed above and the firm-up orders' participation instructions) based on the time priority previously afforded the corresponding same-side conditional orders that preceded the firm-up orders, respectively. Unmatched firm-up orders are cancelled back to the SOR or, for any unmatched firm-up orders routed directly by a Subscriber, the Subscriber. Once the official closing price as determined by the closing auction is published by the primary exchange for the NMS stock, JPB-X crosses the matched firm-up orders at that closing price as reported by the SIP (see Part III, Item 23). A Close Price Match firm-up order (a) will be cancelled if the primary exchange does not publish a close price as determined by the closing auction for the stock and (b) may not be executed fully or at all if it is partially or fully cancelled as a result of a response to a production issue.

As described in response to Part III, Item 20, when a Halt is in effect for an NMS stock, JPB-X will continue to accept and match conditional orders designated for Close Price Match and to accept instructions to modify, cancel, or replace conditional orders in that NMS stock using the priority logic described in this response but will not execute orders if the primary exchange does not publish a close price as determined by the closing auction for the stock, in which case JPB-X will cancel the unexecuted orders immediately after JPMS determines that the primary exchange has not published a close price as determined by the closing auction for the stock and has been delayed in doing so as a result of the Halt. Firm-up orders that were matched but have not yet been executed will be cancelled by JPB-X immediately after the Halt goes into effect.

<u>In JPB-X, for the Close Price Match, JPMS principal orders can match with other JPMS principal orders within the same aggregation unit.</u>

Additional Rules and Procedures for JPB-X Generally:

JPMS, at the request of a Subscriber or on JPMS' own initiative, may determine to review any transaction in JPB-X to assess whether it was adversely affected by a technical issue or "clearly erroneous" as defined by relevant regulators (e.g., under FINRA Rule 11891, "the terms of a transaction are 'clearly erroneous' when there is an obvious error in any term, such as price, number of shares, or other unit of trading, or identification of the security"). If JPMS determines that a transaction was adversely affected by a technical issue or clearly erroneous, whether or not as a result of JPMS or Subscriber error, JPMS, depending on the facts and circumstances, may work with the affected Subscriber(s) to resolve the error and may cancel (bust) the transaction or assume responsibility for one side of the transaction and work to cover the resulting position as soon as is practicable. JPB-X also may suspend matching in the event of volatile market conditions (e.g., wide bid/offer spreads).

JPB-X time stamps orders upon receipt and executions at the time they occur and reports them in milliseconds in accordance with applicable FINRA Consolidated Audit Trail System and trade reporting rules. JPB-X determines queue positions based on new order receipt times with microsecond precision, except in the case of a reduction in the quantity of an order, in which case, the replacement order assumes the queue position of the original order.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 21: Trade Reporting

a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.

Once a cross has been executed, ~~the trade is reported by~~ JPMS <u>will report any qualifying trades</u> to a recognized trade reporting facility of a self-regulatory organization ("SRO") in accordance with applicable SRO rules. ~~JPB-X does not cross principal orders with other principal orders.~~ JPMS currently reports trades to the FINRA/Nasdaq Trade Reporting Facility (FINRA/Nasdaq TRF Carteret) or, as a backup, the FINRA Alternative Display Facility. <u>In accordance with FINRA Trade Reporting FAQs 100.4 and 104.7, where matches between two JPMS principal orders within the same aggregation unit occur, such matches will be treated as an internal transfer of shares (book transfer) and, therefore, not reported to a trade reporting facility, given there is no change of beneficial ownership.</u> JPMS also maintains audit trail information for orders submitted to JPB-X as required by Consolidated Audit Trail ("CAT") reporting. JPMS will not submit CAT reports for conditional ~~order messages~~<u>orders</u> in compliance with FINRA's CATNMSPLAN Frequently Asked Question - Compliance Number B40.

b. Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 22: Clearance and Settlement

a. Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).

JPB-X transactions are cleared and settled by JPMS using its existing clearance and settlement infrastructure. In its capacity as a self-clearing firm, JPMS submits transactions in JPB-X for clearance at the National Securities Clearing Corporation ("NSCC") and settlement at the Depository Trust Company ("DTC"), except as described below. All JPB-X transactions clear versus JPMS and according to the settlement instructions provided to JPMS by Subscribers. Subscribers either must self-clear or have their own clearing arrangements with broker-dealer clearing firms (such as JPMS) and/or a custodial relationship with a broker-dealer or bank. If JPMS' clearing counterparty is JPMS itself, JPMS will clear the transaction internally. If JPMS' clearing counterparty is an NSCC-eligible broker-dealer other than

JPMS, JPMS will submit the transaction to the NSCC pursuant to a Qualified Service Representative Agreement, NASDAQ ACT Automated Give-Up Agreement, or Correspondent Clearing 9A/9B Authorization. If JPMS' clearing counterparty is a non-NSCC-eligible broker-dealer or a custodial broker-dealer or bank, JPMS will settle the transaction DVP/RVP through DTC. In accordance with FINRA Trade Reporting FAQs 100.4 and 104.7, where matches between JPMS principal orders within the same aggregation unit occur, i.e., where there is no change of beneficial ownership, no transaction will need to clear or settle as such matches are treated as an internal transfer of shares (book transfer).

b. Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

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